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                   JOHN Q. HAMMONS HOTELS & RESORTS LETTERHEAD




                                  June 23, 2005



Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      JOHN Q. HAMMONS HOTELS, INC.
                  Form 10-K for the Year ended December 31, 2004
                  File No. 1-13486
                  JOHN Q. HAMMONS HOTELS, LP
                  Form 10-K for the year ended December 31, 2004
                  File No. 033-73340

Dear Ms. Van Doorn:

         On behalf of John Q. Hammons Hotels, Inc. (the "Company"), I am writing to respond to the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") set forth in your letter dated May 19, 2005 with respect to the above-referenced filing (the "Comment Letter").

         For ease of reference, each of the Staff's comments is reproduced below in its entirety in bold and is followed by the corresponding response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004


FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 47
COMMENT 1     WE NOTE IN YOUR RESPONSE TO OUR PREVIOUS COMMENT 2 THAT THE
              COMPANY FAXED A COPY OF THE SIGNED AUDIT OPINION WITH YOUR
              RESPONSE. IT IS NOTED THAT WE DID NOT RECEIVE A COPY OF THE
              OPINION IN YOUR PREVIOUS FAX AND AT THIS TIME WE DO NOT NEED A
              COPY OF THE AUDIT OPINION, AS WE ARE RELYING ON YOUR
              REPRESENTATION THAT YOU OBTAINED A SIGNED COPY AS REQUIRED BY
              REGULATION S-T.

Response 1:   The Staff's comments are noted.


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Ms. Linda Van Doorn
June 23, 2005
Page 2


NOTE 6 COMMITMENTS AND CONTINGENCIES, PAGE 65

COMMENT 2:    WE HAVE CONSIDERED YOUR RESPONSE TO OUR PREVIOUS COMMENT 4 AND
              NOTE THAT WHETHER THE BUSINESSES ARE OPERATING AT A LOSS OR
              WHETHER THE BUSINESS HAS AN OPERATING PROFIT AFTER MAKING RENTAL
              PAYMENTS ARE SEPARATE QUESTIONS FROM WHETHER THE RENTAL PAYMENTS
              ARE THE EQUIVALENT OF FAIR MARKET LEASE RATES IF THE LESSOR WERE
              AN INDEPENDENT THIRD PARTY. PLEASE ADDRESS THE LATTER QUESTION IN
              YOUR NEXT RESPONSE.

Response 2:   In order to determine whether the rental payments are the
              equivalent of fair market lease rates in response to your comment, the Company retained a national, independent valuation firm to identify the current market rental for medium size convention center space in the Joplin, Missouri area that would be applicable to the property known as the John Q. Hammons Convention Center.
              The valuation firm estimated the annual lease rate, on a triple net basis, to be approximately $86,000.

              Since the Company was recording $12 of lease expense for this property, the difference that should have been recorded is approximately $86,000 of annual lease expense. The Company does not believe that these amounts are material to any prior periods. In reaching this conclusion, the Company considered whether these amounts were material quantitatively or qualitatively under the guidance of SAB 99. Quantitatively, the amounts were not material to any of the last three fiscal years or interim periods. None of the three most recent annual or their interim periods would be impacted by more than 3.1% of income from continuing operations by recording this additional lease expense. None of the qualitative characteristics in SAB 99 were met. Therefore, the Company does not believe that restatement of prior periods financial statements is necessary. However, the Company will correct its accounting in second quarter 2005 financial statements to record the cumulative effect of rental expense at fair market rental rates which is immaterial to expected 2005 income from operations.



                                    * * * * *

         In accordance with the request in the Comment Letter, the Company acknowledges that:



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Ms. Linda Van Doorn
June 23, 2005
Page 3


              - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

              - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

              - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct your questions or comments to me at 417-873-3537, or to Mary Anne O'Connell at 314-480-1715.

                                                 Very truly yours,

                                                 /s/ Paul E. Muellner

                                                 Paul E. Muellner
cc:   Mr. Thomas Flinn
      Staff Accountant
      Mail Stop 0409